Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

March 4, 2024

VIA EDGAR TRANSMISSION

Ms. Yoon Choo

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:       Preliminary Proxy Statement of Nomura Alternative Income Fund

(Registration No. 811-23826)

Dear Ms. Choo:

The following responds to the Staff’s comments that you provided by telephone on February 16, 2024 and February 23, 2024, regarding the review of the preliminary proxy statement filed by Nomura Alternative Income Fund (the “Fund”) on Schedule 14A on February 9, 2024 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy, unless otherwise indicated.

PRELIMINARY PROXY STATEMENT COMMENTS

1.	Comment: Please supplementally file the form of proxy card prior to filing the definitive proxy statement.

Response: The Fund has enclosed as an attachment hereto the form of proxy card.

2.	Comment: The Questions and Answers section of the Proxy states the following: “If approved by shareholders of the Fund, the Investment Sub-Advisory Agreement will become effective following the Special Meeting and will remain in effect for an initial two-year period.” To alert shareholders that the Investment Sub-Advisory Agreement will not terminate after two years, please consider adding that, after the initial term, the Investment Sub-Advisory Agreement will continue in effect from year to year thereafter if approved at least annually by the Fund’s Board of Trustees (the “Board” or the “Trustees”), including a majority of the independent Trustees.

Ms. Yoon Choo
March 4, 2024

Response: The requested change has been made.

3.	Comment: The Questions and Answers section includes a question discussing whether the Fund will pay for the shareholder meeting and related costs. Please consider revising the answer to make clear that, since the Fund is paying for these costs, it means that shareholders will be paying for the cost of the meeting.

Response: The requested change has been made.

4.	Comment: For future reference, all copies of preliminary proxy statements should be clearly marked as preliminary copies. See Rule 14A-6(e)(1).

Response: The Fund respectfully acknowledges the Staff’s comment and confirms that all future preliminary proxy statements will be marked as such.

5.	Comment: Page 2 of the Proxy is labeled as the notice of the Special Meeting of Shareholders. However, the notice is included on the previous page. Please delete from the heading on page 2.

Response: The requested change has been made.

6.	Comment: Please reconcile the description of the proposal on page 2 of the Proxy so that it mirrors the description of the proposal on the Notice of Special Meeting of Shareholders.

Response: The requested change has been made.

7.	Comment: The bottom of page 2 of the Proxy includes information regarding the Fund’s annual and semi-annual reports. Per Item 22(a)(3)(iii) of Schedule 14A, please indicate that the reports will be furnished free of charge and include the name and address of the person to whom such requests should be directed.

Response: The requested change has been made.

8.	Comment: The bottom of page 2 of the Proxy states the following: “The proxy statement for the Special Meeting is available at [website].” Please add that any additional soliciting material will also be available at the disclosed website.

Response: The requested change has been made.

9.	Comment: The second paragraph under the section entitled “Information About Nomura Corporate Research and Asset Management Inc.” in Part I of the Proxy states the following: “NCRAM is 99% owned by Nomura Holding America Inc., located at Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316. Nomura Holdings, Inc., the ultimate parent company, located at 1-13-1 Nihonbashi, Chuo-ku, Tokyo 103-
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Ms. Yoon Choo
March 4, 2024

8645, Japan, owns the remaining 1%.” Please provide all of the corporate ownership information required by Item 22(c)(3) of Schedule 14A so that this section includes disclosure on the intermediate holders and their parents.

Response: The requested change has been made.

10.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation” in Part I of the Proxy, please discuss whether the Board considered (i) any factors that weighed against the proposal and/or (ii) any potential conflicts of interest that the Sub-Adviser had.

Response: The Fund respectfully declines to provide the requested discussion in the Proxy for the reasons outlined below.

As background, the Nomura Group's investment management business in the Americas is headquartered in New York City and includes three separate SEC registered investment advisers, Nomura Private Capital LLC (the Fund's investment manager), Nomura Asset Management U.S.A. Inc. and Nomura Corporate Research and Asset Management Inc. (the Fund's proposed sub-adviser). Robert Stark, the Fund's President and a member of its Board of Trustees, is the Investment Manager's CEO and also serves as Head of Investment Management in the Americas for the Nomura Group (overseeing all three registered advisors). The structure of the Nomura Group's New York-based asset management business (with three separate registered advisers) can be contrasted with other large asset management businesses which operate under a single registered adviser. The only reason a new sub-advisory arrangement was approved and is being recommended to Fund shareholders in this case is due to the structure of the Nomura Group's asset management business, with three separate registered advisers. If the Nomura Group's asset management business operated under a single registered adviser, the desired below investment grade (high yield) credit strategy could be implemented by the Fund's investment manager without the need for a sub-advisory agreement and the related board and shareholder approvals.

Consistent with the Fund's investment objectives, policies and overall strategy, the Investment Manager exercised its investment discretion to determine that it was advisable to implement a below investment grade (high yield) credit strategy within the “liquid” portion of the Fund in order to seek income while maintaining desired liquidity, and the Investment Manager recommended utilizing the Sub-Advisor to implement the high-yield credit strategy. That recommendation was based on the long-standing specialty, experience and capabilities of the Sub-Advisor and its personnel, including the proposed portfolio management team for the Fund. In the normal course, the independent trustees sought and obtained appropriate due diligence information regarding the proposed sub-advisory arrangement and undertook a fulsome review and approval process under Section 15(c) of the Investment Company Act of 1940.

During the board's consideration of the proposed sub-advisory arrangement, there was discussion about the fact that the Investment Manager was recommending an affiliated sub-adviser, and the general standards for that approval and consideration of the related fees. That discussion included acknowledgment that the proposed sub-advisory arrangement was only required because of the structural issues described above, and that it was no different than any other proposed advisory arrangement with an adviser for that adviser's proprietary registered fund. In that regard, any conflict of interest is navigated via the protections of Sections 15(c) and 36(b) of the 1940 Act, and the role of the independent trustees.

Given the Investment Manager's decision to implement the high-yield strategy within the Fund, the demonstrated experience and capabilities of the proposed Sub-Advisor, and reasonableness of the fee arrangements, there were no factors that weighed against the proposal considered by the Board.

In view of the foregoing, the Fund respectfully believes that it would be inappropriate to include discussion of whether the Board considered factors that weighed against the proposal and/or potential conflicts, as such discussion is not required, and could give shareholders the impression that conflicts and/or factors weighing against the proposal were significant matters that should cause concern.

11.	Comment: The section entitled “Factors Considered by the Trustees and their Recommendation – Performance” in Part I of the Proxy states the following: “The Trustees considered that NCRAM’s relevant high-yield strategies have demonstrated consistent long-term outperformance versus indices and peers in addition to similar or more muted volatility when shown against comparable alternatives.” If accurate, please revise to clarify that the reference to “peers” and “comparable alternatives” refer to the same funds or accounts.

Response: The requested change has been made.

12.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Fees and Expenses” please disclose whether the Board compared the proposed sub-advisory fee to similar funds or a peer group.
Response: In response to the request, the following sentence was added to the section. “The Trustees also discussed comparative information regarding fees charged by other high yield managers to institutional clients.”

13.	Comment: The section entitled “Terms of the Investment Sub-Advisory Agreement” in Part I of the Proxy states the following: “You should refer to Exhibit A for the Investment Sub-Advisory Agreement, and the description set forth in this proxy statement of the Investment Sub-Advisory Agreement is qualified in its entirety by reference to Exhibit A.” Please strike the last part of the sentence so that this reads: “You should refer to Exhibit A for the Investment Sub-Advisory Agreement.”

Response: The requested change has been made.

14.	Comment: The section entitled “Additional Information Pertaining to NCRAM” in Part I of the Proxy states the following: “The following table sets forth the name, position and principal occupation of each director and principal executive officer of NCRAM as of December 31, 2023.” Please delete “as of December 31, 2023.”

Response: The requested change has been made.

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Ms. Yoon Choo
March 4, 2024

15.	Comment: The section entitled “Additional Information Pertaining to NCRAM” in Part I of the Proxy states the following: “As of the Record Date, no Trustee has had any material interest, direct or indirect, in any material transaction, proposed or otherwise, since the beginning of the Fund’s fiscal year ended March 31, 2023, to which NCRAM, or any parent or subsidiary of NCRAM, or any parent or subsidiary of such entities, was a party.” Since the Fund does not have a full fiscal year of operations, please consider providing this information as of February 13, 2023 (commencement of operations).

Response: The requested change has been made.

16.	Comment: The section entitled “Portfolio Management” in Part I of the Proxy lists David Crall above the sentence that lists the portfolio managers who are primarily responsible for the day-to-day management of the Fund. If Mr. Crall is not jointly responsible with the other portfolio managers for the day-to-day management of the Fund, please add disclosure describing his role with respect to the Fund.

Response: The Fund confirms that the disclosure has been revised to list Mr. Crall with the other portfolio managers who are primarily responsible for the day-to-day management of the Fund.

17.	Comment: In Part III of the Proxy, please furnish the information required by Rule 14A-5(e). If the Fund’s governing documents have requirements relating to the submission of shareholder proposals, please refer readers to the relevant provisions.

Response: As stated in Part III of the Proxy, the Fund does not hold annual meetings of shareholders, although the Fund may from time to time call special meetings of shareholders. The Fund is not able to predict when the next special meeting will be held and therefore cannot establish a deadline for submission of shareholder proposals. The Fund also confirms that its governing documents do not contain requirements relating to the submission of shareholder proposals. Accordingly, the Fund respectfully does not believe that any additional disclosure is required by Rule 14A-5(e).

18.	Comment: The section entitled “Proxies, Quorum and Voting at the Special Meeting” in Part III of the Proxy states the following: “If no instruction is given on a received proxy, the persons named as proxies will vote the shares represented thereby in favor of the proposal described herein and will use their best judgment to vote on such other business as may properly come before the Special Meeting or any adjournment thereof.” Please revise this sentence as follows: “If no instruction is given on a ~~received~~ properly executed proxy, the persons named as proxies will vote the shares represented thereby in favor of the proposal described herein and will use their best judgment to vote on such other business as may properly come before the Special Meeting or any adjournment thereof.”

Response: The requested change has been made.

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Ms. Yoon Choo
March 4, 2024

19.	Comment: The section entitled “Proxies, Quorum and Voting at the Special Meeting – Internet Voting” in Part III of the Proxy states the following: “In order to use this voting feature, shareholders should go to the website indicated on the shareholder’s proxy cards and enter the control number set forth on the proxy cards.” There is only one proxy card, so please revise this paragraph accordingly.

Response: The requested change has been made.

20.	Comment: Because the Board is soliciting proxies only with respect to a non-routine proposal, a broker does not have discretionary authority to vote on the proposal if a beneficial owner has not given instructions to the broker, and therefore disclosure regarding broker non-votes should not be included in the Proxy because there should not be any broker non-votes.

Please state instead that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares because the proposal is considered non-routine, and accordingly that beneficial owner’s shares will not count as present for quorum purposes and will have no effect on the proposal.

Response: The requested change has been made.

21.	Comment: In the section entitled “Method of Solicitation and Expenses” in Part III of the Proxy, please disclose the estimated cost of the proxy solicitation. This estimate should include, for example, legal costs and costs of preparing and mailing the Proxy. Please also state whether the Fund will bear this cost regardless of whether the Proposal is approved.

Response: The requested changes have been made.

22.	Comment: The section entitled “Method of Solicitation and Expenses” in Part III of the Proxy states the following: “If the Fund does not receive your proxy by a certain time, you may receive a telephone call asking you to vote.” Please disclose who will conduct these telephone solicitations. If officers of the Fund or representatives of Nomura will conduct telephone solicitations, please state so and disclose whether they will receive any extra compensation in connection with the solicitation.

Response: The Fund confirms that no telephone solicitations will be conducted, and accordingly, the above-referenced disclosure has been removed.

23.	Comment: The section entitled “Other Business” in Part III of the Proxy states the following: “However, if any additional matters properly come before the Special Meeting, and on all matters incidental to the conduct of the Special Meeting, it is the intention of the persons named in the proxy to vote the proxy in accordance with their judgment on such matters unless instructed to the contrary.” Please strike “unless
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Ms. Yoon Choo
March 4, 2024

instructed to the contrary” or supplementally explain why it would be inappropriate to do so.

Response: The requested change has been made.

24.	Comment: Please revise the heading in the third column of Exhibit B and provide the information required by column 3 of the table in Item 403(a) of Regulation S-K to disclose the “Amount and nature of beneficial ownership.”

Response: The requested change has been made.

PROXY CARD COMMENTS

25.	Comment: The Proxy includes disclosure that if a shareholder of record signs the Proxy but does not indicate their vote, their shares will be voted to approve the proposal. In light of this disclosure, please add relevant disclosure to the form of proxy card as required by Rule 14a-4(b)(1) of the Securities Exchange Act of 1934.

Response: The requested change has been made.

26.	Comment: Please consider whether the second proposal is necessary in light of rule 14a-4(3).

Response: The proxy card had been revised accordingly.

27.	Comment: Under “Important Notice Regarding the Availability of Proxy Materials for the Special Meeting,” please reconcile the disclosure with the revised Proxy disclosure.

Response: The proxy card had been revised accordingly.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer

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